Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Karina Dorin
Division of Corporation Finance
Office of Transportation and Leisure

March 23, 2021

Re:	Costamare Inc.
Registration Statement on Form F-3 (Registration No. 333-254266)

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Costamare Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F‑3 (Registration No. 333-254266), as amended, so that the Registration Statement may become effective by 5:00 pm (Eastern time) on March 25, 2021, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform D. Scott Bennett at (212) 474-1132 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Costamare Inc.

By	/s/ Anastassios Gabrielides
	Name:	Anastassios Gabrielides
	Title:	General Counsel and Secretary

[Signature Page to Acceleration Request]